CONFIDENTIAL

November 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: David Irving, Bonnie Baynes, Susan Block and Nolan McWilliams

Re:	Inter Platform, Inc.
Amendment No. 1 to
Registration Statement on Form F-4
Submitted November 18, 2021
File No. 333-260701

Ladies and Gentlemen:

On behalf of our client, Inter Platform, Inc. (the “Company”), we hereby submit the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated November 16, 2021 (the “Comment Letter”). On August 23, 2021 the Company confidentially submitted a draft registration statement on Form F-4 (CIK No. 0001864163) (the “Draft Registration Statement”), on October 4, 2021, the Company confidentially submitted amendment No. 1 to the Draft Registration Statement and on November 3, 2021 the Company filed the registration statement on Form F-4 (File No. 333-260701) (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing, concurrently with this letter, amendment No. 1 to the Registration Statement (“Amendment No. 1”).

We have reproduced below in italics the Staff’s comments and have provided the Company’s response below each comment. All page numbers (other than those in the Staff’s Comments) refer to the page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 2

Form F-4 filed November 3, 2021

Questions and Answers About the Proposed Transaction

What is the source of funds for redemption of the Cash Redeemable Shares, page 5

1.	We note your disclosure that Holdfin is negotiating with Brazilian financial institutions the final terms of a debt financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold. To the extent the financing will not be in place at the time of effectiveness, please include a summary discussion in the Question and Answer section of any risks related to the final terms not yet being negotiated and how this may impact your ability to complete the transaction. Please also include a cross reference to the more detailed risk factors.

Response

On November 17, 2021, HoldFin obtained a commitment letter from Banco Bradesco BBI S.A., Banco BTG Pactual S.A. and Banco Itaú BBA S.A. to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold. The final terms of the Cash Redemption Financing are substantially similar to the expected terms previously disclosed in the Registration Statement. The Company has adjusted the disclosure on pages iv, 5, 23, 29, 30 and 79 in Amendment No. 1 to reflect the execution of the commitment letter and its final terms, including by adjusting the unaudited pro forma condensed consolidated financial information). The Company has also included, as appropriate, cross references to the detailed risk factor about the Cash Redemption Financing (see pages 5, 23 and 79 of Amendment No. 1).

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We appreciate the Staff’s review of this filing. If the Staff has any questions or requires any additional information, please do not hesitate to contact me at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2530 or flodell@cgsh.com.

Very truly yours,

/s/ Francesca L Odell, a partner

Francesca L Odell, a partner

cc:	João Vitor N. Menin T. de Souza, Chief Executive Officer, Banco Inter, S.A.
Helena Lopes Caldeira, Chief Financial and Investor Relations Officer, Banco Inter, S.A.
Jonathan Mendes de Oliveira, Cleary Gottlieb Steen & Hamilton